UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

KORE Group Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
50066V107
(CUSIP Number)
October 28, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,364,898
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,364,898
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,364,898
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%[1]
12	TYPE OF REPORTING PERSON PN

________________________
[1]
The percentage of Common Stock (as defined below in Item 2(d)) is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 213,415 shares issuable upon the exercise of certain warrants; and (ii) 3,475,040 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,364,898[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,364,898[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,364,898
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the general partner of Drawbridge Special Opportunities Fund LP.
[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 213,415 shares issuable upon the exercise of certain warrants; and (ii) 3,475,040 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,454,385[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,454,385[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,454,385
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]
Solely in its capacity as the investment adviser to certain investment funds, including Drawbridge Special Opportunities Fund LP, that hold shares of Common Stock, warrants exercisable for Common Stock, and notes convertible into Common Stock.

[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 328,748 shares issuable upon the exercise of certain warrants; and (ii) 4,096,720 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Fortress Lending II Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,623,665
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,623,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,665
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%[1]
12	TYPE OF REPORTING PERSON PN

________________________
[1]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus 4,576,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Fortress Lending Advisors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,623,665[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,623,665[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,665
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]	Solely in its capacity as the investment adviser to Fortress Lending II Holdings L.P.
[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus 4,576,000 shares issuable upon the conversion of certain notes.

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,858,263[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,858,263[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,858,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]
Solely in its capacity as the holder of all membership interests in certain investment advisers, including Drawbridge Special Opportunities Advisors LLC and Fortress Lending Advisors II LLC, that may be deemed to beneficially own shares of Common Stock, warrants exercisable for Common Stock, and notes convertible into Common Stock.

[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 408,333 shares issuable upon the exercise of certain warrants; and (ii) 6,124,930 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,858,263[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,858,263[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,858,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON PN, HC

________________________
[1]
Solely in its capacity as the holder of all of the issued and outstanding membership interests of FIG LLC and as the indirect parent of the general partners of certain investment funds that hold shares of Common Stock, warrants exercisable for Common Stock, and notes convertible into Common Stock.

[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 408,333 shares issuable upon the exercise of certain warrants; and (ii) 6,124,930 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,858,263[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,858,263[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,858,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON CO, HC

________________________
[1]	Solely in its capacity as the general partner of Fortress Operating Entity I LP.
[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 408,333 shares issuable upon the exercise of certain warrants; and (ii) 6,124,930 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	50066V107

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,858,263[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,858,263[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,858,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.
[2]
The percentage of Common Stock is based on 72,128,034 shares outstanding as of October 6, 2021, based on information provided by the Issuer, plus the following: (i) 408,333 shares issuable upon the exercise of certain warrants; and (ii) 6,124,930 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

Item 1(a)	Name of Issuer
The name of the issuer is KORE Group Holdings, Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 3700 Mansell Road, Suite 300, Alpharetta, GA, 30022.
Item 2(a)	Name of Person Filing
This statement is filed by:
(i)
Drawbridge Special Opportunities Fund LP, a Delaware limited partnership, which directly holds shares of Common Stock (as defined below), warrants exercisable for Common Stock and notes convertible into Common Stock;

(ii)
Drawbridge Special Opportunities GP LLC, a Delaware limited liability company, which is the general partner of Drawbridge Special Opportunities Fund LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iii)
Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company, which is the investment adviser to certain investment funds (including Drawbridge Special Opportunities Fund LP) that hold shares of Common Stock, warrants exercisable for Common Stock and notes convertible into Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iv)	Fortress Lending II Holdings L.P., a Cayman Islands exempted limited partnership, which directly holds shares of Common Stock and notes convertible into Common Stock;
(v)
Fortress Lending Advisors II LLC, a Delaware limited liability company, which is the investment adviser to Fortress Lending II Holdings L.P. and may therefore be deemed to beneficial own the Common Stock beneficially owned thereby;

(vi)
FIG LLC, a Delaware limited liability company, which is the holder of all membership interests in investment advisers (including Drawbridge Special Opportunities Advisors LLC and Fortress Lending Advisors II LLC) to certain investment funds that hold shares of Common Stock, warrants exercisable for Common Stock and notes convertible into Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(vii)
Fortress Operating Entity I LP, a Delaware limited partnership, which is (i) the holder of all of the issued and outstanding membership interests of FIG LLC and (ii) the indirect parent of the general partners (including Drawbridge Special Opportunities GP LLC) of certain investment funds that hold shares of Common Stock, warrants exercisable for Common Stock and notes convertible into Common Stock and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(viii)	FIG Corp., a Delaware corporation, which is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and

(ix)
Fortress Investment Group LLC, a Delaware limited liability company, which is the holder of all of the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit A herein.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e)	CUSIP No.
50066V107
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	□ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons may be deemed to beneficially own 7,858,263 shares of Common Stock, consisting of: (i) 1,325,000 shares; (ii) warrants exercisable for 408,333 shares; and (iii) notes convertible into 6,124,930 shares.

The number of shares of Common Stock into which certain notes of the Issuer are convertible is limited pursuant to the terms of such notes to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”).  In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the notes of the Issuer to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation.  Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 3,475,070 shares of Common Stock into which such notes would otherwise be convertible.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2021

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By:	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING II HOLDINGS L.P.

By:	FORTRESS LENDING ADVISORS II LLC, its investment adviser

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING ADVISORS II LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP., its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG CORP.

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary